SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

[June 2, 2004]

Metso Corporation (Translation of registrant’s name into English)

Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date June 2, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO REBUILD A SPECIALTY PAPER MACHINE AT UPM TERVASAARI MILL, FINLAND

(Helsinki, Finland, June 2, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, will deliver a large specialty paper machine rebuild to UPM Tervasaari Mill in Valkeakoski, Finland. The rebuilt paper machine, producing release paper, will start up in mid 2005. The value of the order is approximately EUR 30 million.

The target of the rebuild project is to improve the quality of the release paper and to raise the production capacity of the line. The annual production will be increased from the present 130,000 tons to 175,000 tons.

The project will comprise the rebuild of the stock preparation system as well as modernization of the press and dryer sections. In addition, the calendering capacity will be increased. Metso Automation will supply a large automation package.

The paper machine PM 8, with a wire width of 7,250 mm, was originally delivered by Metso Paper in 1996.

UPM is one of the world’s leading forest product companies. The company’s businesses focus on magazine papers, newsprint, fine and specialty papers, converting materials and wood products. The company’s turnover in 2003 was close to EUR 10 billion, and it employed approximately 35,000 people. UPM’s shares are quoted on the Helsinki and New York stock exchanges.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Petri Tolonen, Area Vice President, Sales, Paper Business Line, Metso Paper, tel. +358 40 722 0372

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation,
tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.